Exhibit 1

Announcement  | Lisbon  | 28 July 2014

PT SGPS and Oi announce agreement on the terms to proceed with the Business Combination

Portugal Telecom, SGPS, S.A. (“PT SGPS”) and Oi S.A. (“Oi”) announce that they have reached an agreement on the final terms of the key contracts following the Memorandum of Understanding (“MOU”) announced on 16 July 2014.

The execution of the definitive documentation is subject to the approval by the General Shareholders Meeting of PT SGPS and the Board of Directors of Oi. The documentation establishes that:

•                  PT SGPS will exchange (“Exchange”) with Oi the Euro 897 million treasury applications in Rio Forte Investments SA (“Rioforte debt”) for 474,348,720 Oi ON shares plus 948,697,440 Oi PN shares (the “Oi Call Shares”);

•                  PT SGPS will be granted a non-transferrable American-type call (“Call”) to repurchase the Oi Call Shares (strike prices of R$2.0104 ON and R$1.8529 PN), which will be adjusted by the Brazilian CDI rate plus 1.5% per year;

•                  The Call on the Oi Call Shares will become effective on the date of the Exchange, will have a 6-year maturity, and the Oi Call Shares that PT SGPS has the right to call will be reduced by 10% at the end of the 1st year and by 18% per year thereafter;

•                  Any proceeds received as a result of a monetization of the Call through the issuance of derivatives or back to back instruments must be used to exercise the Call;

•                  PT SGPS can only acquire Oi or CorpCo shares through the exercise of the Call;

•                  The Call would be cancelled should (i) PT SGPS’s bylaws be voluntarily amended to remove the 10% voting limitation, (ii) PT SGPS act as a competitor to Oi, or (iii) PT SGPS breach certain obligations under the definitive documentation, and

•                  The contracts will be executed as soon as all corporate approvals have been obtained and the Exchange is subject to the approval of Comissão de Valores Mobiliários in Brazil and should be executed on or before March 2015.

The Board of Directors of PT SGPS will request that the President of the General Shareholders Meeting, in the coming days, calls a General Shareholders Meeting of PT SGPS to be held until 8 September 2014, to resolve on the terms of the agreements to be executed with Oi related to the combination of businesses between PT SGPS and Oi.

The terms of the agreements to be submitted by the Board to the General Shareholders Meeting until 21 days before the Meeting will also include an agreed alternative structure to the incorporation of PT SGPS into CorpCo as previously announced aimed at achieving the following objectives:

•                  Allow for the merger of Oi and CorpCo and migration to the Novo Mercado to be implemented as soon as possible, with the listing of CorpCo on BM&F Bovespa, Euronext Lisboa and NYSE;

•                  Subject to shareholder approval at a General Shareholders Meeting to be specifically convened for such purpose, PT SGPS shareholders will receive all shares of CorpCo held by PT SGPS, corresponding to the ownership interest in CorpCo of 25.6%, adjusted for the treasury shares resulting from the execution of the Exchange, and prior to any exercise of the Call, and

•                  PT SGPS to remain listed with the interest in the Rioforte debt and the Call as its only material asset.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the NYSE Euronext Lisbon and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt